October 12, 2023

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Austin Pattan
Jennifer Thompson

China Southern Airlines Company Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Dear Mr. Pattan and Ms. Thompson:

We refer to your letter dated September 14, 2023 (the “Comment Letter”), to China Southern Airlines Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-14660) (the “2022 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

1.

We note your response to our prior comments. Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” For each of our prior comments, please provide in your supplemental response the requested information with regards to your consolidated foreign operating entities.

Response:

•

The Company respectfully submits that among the Company’s consolidated foreign operating entities, the following are the material consolidated foreign operating entities of the Company as disclosed in Item 4C of the 2022 Form 20-F:

Name of Company	Place and Date of Establishment/Operation	Ownership Interest Held by the Company
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
China Southern Airlines Henan Airlines Company Limited	PRC September 27, 2013	60%
China Southern Air Logistics Co., Ltd.	PRC June 8, 2018	55%

Because the revenue generated by the Company and these seven material consolidated foreign operating entities constitutes 99.4% of the consolidated revenue of the Company for the fiscal year ended December 31, 2022, the Company believes that it is appropriate to limit the disclosure required by Item 16I(b)(2) and (3) to these seven material consolidated foreign operating entities.

•	Xiamen Airlines Company Limited (“Xiamen Airlines”)

Chinese governmental entities, through the Company, Xiamen Jian Fa Group Company Limited and Fujian Investment and Development Group Company Limited, own an aggregate of 81.59% of the shares of Xiamen Airlines as of September 31, 2023. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Xiamen Airlines.

In determining the percentage of shares of Xiamen Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Xiamen Airlines, the Company reviewed and relied upon the following information:

(i)

the information obtained from the National Enterprise Credit Information Publicity System[1], which shows that the Company (in which Chinese governmental entities own 66.52%) owns 55%, Xiamen Jian Fa Group Company Limited owns 34% and Fujian Investment and Development Group Company Limited owns 11% of the shares of Xiamen Airlines, respectively; and

1 Available at https://www.gsxt.gov.cn/index.html.

(ii)

the information obtained from the National Enterprise Credit Information Publicity System which shows that both Xiamen Jian Fa Group Company Limited and Fujian Investment and Development Group Company Limited are 100% owned by the Chinese government.

•	Shantou Airlines Company Limited (“Shantou Airlines”)

To the knowledge of the Company, the Company believes that Chinese governmental entities, through the Company, own 39.91% of the shares of Shantou Airlines. To the knowledge of the Company, the Company does not believe Chinese governmental entities have a controlling financial interest with respect to Shantou Airlines.

In determining the percentage of shares of Shantou Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Shantou Airlines, the Company reviewed and relied upon the Articles of Association of Shantou Airlines, which show that the Company (in which Chinese governmental entities own 66.52%) owns 60% and Shantou Airlines Investment Company Limited owns 40% of the shares of Shantou Airlines, respectively. However, as the Company is unable to identify the existing shareholders of Shantou Airlines Investment Company Limited based on resources available to the Company, the Company relied upon the written confirmation provided by Shantou Airlines to determine that the de facto controller of Shantou Airlines Investment Company Limited is Mr. Xiao Shiming, a natural person, rather than any Chinese governmental entity.

•	Zhuhai Airlines Company Limited (“Zhuhai Airlines”)

Chinese governmental entities, through the Company and Zhuhai Transportation Group Company Limited, own an aggregate of 79.91% of the shares of Zhuhai Airlines as of September 31, 2023. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Zhuhai Airlines.

In determining the percentage of shares of Zhuhai Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Zhuhai Airlines, the Company reviewed and relied upon the following information:

(i)

the Articles of Association of Zhuhai Airlines and the information obtained from the National Enterprise Credit Information Publicity System, which show that the Company (in which Chinese governmental entities own 66.52%) owns 60% and Zhuhai Transportation Group Company Limited owns 40% of the shares of Zhuhai Airlines, respectively; and

(ii)

information available on Qichacha (www.qichacha.com), a well-known database that provides shareholding information, business data, credit information and analytics on private and public companies in China, which shows that Zhuhai Transportation Group Company Limited is 100% owned by the Chinese government.

•	Guizhou Airlines Company Limited (“Guizhou Airlines”)

Chinese governmental entities, through the Company and Guizhou Qian Sheng State-owned Assets Management Company Limited, own an aggregate of 79.91% of the shares of Guizhou Airlines as of September 31, 2023. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Guizhou Airlines.

In determining the percentage of shares of Guizhou Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Guizhou Airlines, the Company reviewed and relied upon the following information:

(i)

the corporate registration information of Guizhou Airlines obtained from the Guizhou Branch of the State Administration for Market Regulation[2], which shows that the Company (in which Chinese governmental entities own 66.52%) owns 60% and Guizhou Qian Sheng State-owned Assets Management Company Limited owns 40% of the shares of Guizhou Airlines, respectively; and

(ii)

information available on the National Enterprise Credit Information Publicity System and Qichacha (www.qichacha.com), which shows that Guizhou Qian Sheng State-owned Assets Management Company Limited is 100% owned by the Chinese government.

•	Chongqing Airlines Company Limited (“Chongqing Airlines”)

Chinese governmental entities, through the Company and Chongqing City Transportation Development Investment (Group) Company Limited, own an aggregate of 79.91% of the shares of Chongqing Airlines as of September 31, 2023. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Chongqing Airlines.

In determining the percentage of shares of Chongqing Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Chongqing Airlines, the Company reviewed and relied upon the following information:

(i)

the information obtained from the National Enterprise Credit Information Publicity System, which shows that the Company (in which Chinese governmental entities own 66.52%) owns 60% and Chongqing City Transportation Development Investment (Group) Company Limited owns 40% of the shares of Chongqing Airlines, respectively; and

(ii)

information obtained from the National Enterprise Credit Information Publicity System, which shows that Chongqing City Transportation Development Investment (Group) Company Limited is 100% owned by the Chinese government.

2 State Administration for Market Regulation is the ministerial-level agency directly under the State Council of the People’s Republic of China.

•	China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”)

Chinese governmental entities, through the Company and Henan Civil Aviation Development and Investment Company Limited, own an aggregate of 79.85% of the shares of Henan Airlines as of September 31, 2023. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Henan Airlines.

In determining the percentage of shares of Henan Airlines owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to Henan Airlines, the Company reviewed and relied upon the following information:

(i)

the Articles of Association of Henan Airlines and the information obtained from the National Enterprise Credit Information Publicity System, which show that the Company (in which Chinese governmental entities own 66.52%) owns 60% and Henan Civil Aviation Development and Investment Company Limited owns 40% of the shares of Henan Airlines, respectively; and

(ii)	information available on Qichacha (www.qichacha.com), which shows that Henan Civil Aviation Development and Investment Company Limited is 99.84% owned by seven Chinese governmental entities.

•	China Southern Air Logistics Co., Ltd. (“CSA Logistics”)

To the best knowledge of the Company, the Company believes that Chinese governmental entities, through the Company and Shanghai Yinnan Enterprise Management Partnership (Limited Partnership), Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership), Guoxin Shuangbai No.1 (Hangzhou) Equity Investment Partnership (Limited Partnership), Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership), Sinotrans Limited, Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership) and Zhongjin Pucheng Investment Company Limited, own an aggregate of approximately 61.75% of the shares of CSA Logistics. To the best knowledge of the Company, the Company believes that Chinese governmental entities have a controlling financial interest with respect to CSA Logistics.

In determining the percentage of shares of CSA Logistics owned by Chinese government entities and if the Chinese government entities have a controlling financial interest with respect to CSA Logistics, the Company reviewed and relied upon the following information:

(i)	the register of shareholders of CSA Logistics and the information available on Qichacha (www.qichacha.com), which show that the shareholders of CSA Logistics are as follows:

Name of Shareholder	Ownership Interest
China Southern Airlines Company Limited	55%
Shanghai Yinnan Enterprise Management Partnership (Limited Partnership)	10%
Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership)	10%
Guoxin Shuangbai No.1 (Hangzhou) Equity Investment Partnership (Limited Partnership)	10%
Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership)	5%
Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership)	4.50%
Sinotrans Limited	3%
Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership)	1.90%
Zhongjin Pucheng Investment Company Limited	0.60%

(ii)	information available on Qichacha (www.qichacha.com), based on which the Company used its best endeavors to calculate and determine that[3]:

–	Shanghai Yinnan Enterprise Management Partnership (Limited Partnership) is approximately 20.74% owned by Chinese governmental entities;

–	Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership) is approximately 73.73% owned by Chinese governmental entities;

–	Guoxin Shuangbai No.1 (Hangzhou) Equity Investment Partnership (Limited Partnership) is approximately 99.76%% owned by Chinese governmental entities;

–	Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership) is approximately 52.86% owned by Chinese governmental entities;

–	Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership) is owned by natural persons rather any Chinese governmental entity;

–	Sinotrans Limited is approximately 55.83% owned by Chinese governmental entities;

–	Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership) is approximately 61.68% owned by Chinese governmental entities; and

–	Zhongjin Pucheng Investment Company Limited is approximately 42.71% owned by Chinese governmental entities.

[3]

The shareholding structure of some of the shareholders of CSA Logistics is very complex. For example, some shareholders have more than 10 layers of shareholders which include thousands of shareholders. The Company has used its best endeavors to look through up to the 10th layer of shareholders to determine the shares owned by Chinese governmental entities, but due to the large number of shareholders involved, shareholding less than 0.5% in each layer was not taken into account in the calculations, and therefore the ownership percentages derived from such calculations are approximate numbers.

•

The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for the above disclosures in response to Items 16I(b)(2) and (b)(3). The Company believes that the procedures carried out by it to provide the disclosures required by Items 16I(b)(2) and (b)(3), however, were adequate to ensure the accuracy and completeness of the disclosures.

2.

We note your response to prior comment 2 and reissue the comment in part. Please tell us whether each of the directors you identified as a member of the Chinese Communist Party is also an official of the Chinese Communist Party.

Response:

In response to the Staff’s comment, the Company reviewed the written biographies submitted by the directors to the Company as part of their signed responses to the Questionnaire for Directors, Supervisors, Executive Officers and Principal Stockholders for the purpose of preparing the 2022 Form 20-F. The Company respectfully submits that the Company does not believe any of the five directors the Company identified as a member of the Chinese Communist Party is an official of the Chinese Communist Party because none of these five directors works in any Chinese governmental bodies.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours, /s/ James C. Scoville James C. Scoville